                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                 AGENCY.COM LTD.
                                 ---------------
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title and Class of Securities)


                                    008447104
                                    ---------
                                 (CUSIP Number)


                               Michael P. Tierney
                             Chief Executive Officer
                             Seneca Investments LLC
                               437 Madison Avenue
                            New York, New York 10022

                                 (212) 415-3787
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                   MAY 2, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

       NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-------------------                                           ------------------
CUSIP NO. 008447104                   13D                     PAGE 2 OF 16 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Seneca Investments LLC
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |_|
                                                                        (b)  |_|

--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(D) OR 2(E)                                |_|

--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER

                                         19,928,278 shares*
                                ------------------------------------------------
        NUMBER OF               8        SHARED VOTING POWER
         SHARES
      BENEFICIALLY                       None
        OWNED BY                ------------------------------------------------
          EACH                  9        SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                       19,928,278 shares*
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         None
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                19,928,278 shares*
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                45.3%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                OO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!

* Excludes 8,966,715 shares of Agency.com Ltd. common shares owned by certain shareholders of Agency.com Ltd. to be acquired by Seneca Investments LLC pursuant to a Share Purchase Agreement, dated as of May 14, 2001, to which Seneca Investments LLC is a party. Seneca disclaims beneficial ownership of those shares.


                              (Page 2 of 16 Pages)

-------------------                                           ------------------
CUSIP NO. 008447104                   13D                     PAGE 3 OF 16 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Pegasus Investors II, LP
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |_|
                                                                        (b)  |_|

--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(D) OR 2(E)                                |_|

--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER

                                         None (See Item 5)
                                ------------------------------------------------
        NUMBER OF               8        SHARED VOTING POWER
         SHARES
      BENEFICIALLY                       None
        OWNED BY                ------------------------------------------------
          EACH                  9        SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                       None (See Item 5)
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         None
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                None (See Item 5)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                None (See Item 5)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                PN
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!


                              (Page 3 of 16 Pages)

-------------------                                           ------------------
CUSIP NO. 008447104                   13D                     PAGE 4 OF 16 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Pegasus Investors II GP, LLC
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |_|
                                                                        (b)  |_|

--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(D) OR 2(E)                                |_|

--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER

                                         None (See Item 5)
                                ------------------------------------------------
        NUMBER OF               8        SHARED VOTING POWER
         SHARES
      BENEFICIALLY                       None
        OWNED BY                ------------------------------------------------
          EACH                  9        SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                       None (See Item 5)
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         None
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                None (See Item 5)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                None (See Item 5)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                OO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!


                              (Page 4 of 16 Pages)

-------------------                                           ------------------
CUSIP NO. 008447104                   13D                     PAGE 2 OF 16 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Omnicom Group Inc.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |_|
                                                                        (b)  |_|

--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(D) OR 2(E)                                |_|
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                New York
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER

                                         None (See Item 5)
        NUMBER OF               ------------------------------------------------
         SHARES                 8        SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                         None
          EACH                  ------------------------------------------------
        REPORTING               9        SOLE DISPOSITIVE POWER
       PERSON WITH
                                         None (See Item 5)
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         None
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                None (See Item 5)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                None (See Item 5)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                CO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!


                              (Page 5 of 16 Pages)

ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D (this "Statement") relates to the common stock of Agency.com Ltd. (the "Company"). The principal executive offices of the Company are located at 20 Exchange Place, New York, New York 10005.

ITEM 2.  IDENTITY AND BACKGROUND.

FORMATION OF SENECA

         This Statement is filed by Seneca Investments LLC, a Delaware limited liability company ("Seneca"). Pegasus Investors II GP, LLC, a Delaware limited liability company ("Pegasus"), Pegasus Investors II, LP, a Delaware limited partnership ("Pegasus Investors"), and Omnicom Group Inc., a New York corporation ("Omnicom"), have joined in this filing in the event that they may be deemed to constitute beneficial owners of the Company common shares to which this Statement relates under Rule 13d-3 under the Act. Each of Pegasus, Pegasus Investors and Omnicom disclaims such beneficial ownership.

         Seneca was formed by Pegasus E-Services Holdings ("Holdings"), Pegasus Partners II, LP ("Pegasus Partners") and Omnicom for the purpose of investing in e-services companies. Seneca's address and principal office are at 437 Madison Avenue, New York, New York 10022.

         All of Seneca's common stock is owned by Holdings; all of Holdings' membership interests are owned by Pegasus Partners.

         Pegasus, is the general partner of Pegasus Investors and is principally engaged in the business of serving as the general partner of Pegasus Investors. Pegasus is wholly owned by Pegasus Capital LLC, an entity controlled by Craig Cogut. Pegasus Investors is the general partner of Pegasus Partners and is principally engaged in the business of serving as the general partner of Pegasus Partners. Pegasus Partners is principally engaged in the business of investment in securities and is the sole member and manager of Holdings. Holdings is the sole holder of Seneca's common stock and has the power to appoint all of the directors to Seneca's board. The address and principal executive office of each of Pegasus, Pegasus Investors, Pegasus Partners and Holdings is 99 River Road, Cos Cob, Connecticut 06807.

         In connection with Seneca's formation, Omnicom contributed all of the equity of Communicade LLC ("Communicade") to Seneca and received all of the 8.5% cumulative nonconvertible preferred stock in Seneca having an aggregate liquidation preference of $325.0 million. Omnicom's address and principal office are at 437 Madison Avenue, New York, New York 10022. At the time of formation, Communicade held investments in e-services companies, including shares in the Company representing 33.5% of its outstanding common shares, assuming the exercise of outstanding warrants to purchase common shares (but not options). Following Seneca's formation, one of the two Omnicom officers who were members of the Company's Board of Directors resigned, and Communicade's employees became employees of Seneca. In addition, Seneca acquired beneficial

                              (Page 6 of 16 Pages)
ownership of warrants to purchase an additional 5,168,000 Company common shares in privately negotiated transactions for a total price, including assumed debt, of $15.5 million.

SHARE PURCHASE AGREEMENT

         Seneca and a Seneca subsidiary have entered into a Share Purchase Agreement, dated as of May 14, 2001 (the "Share Purchase Agreement"), with three stockholders of the Company, including its chief executive officer (collectively, the "Stockholders"), pursuant to which Seneca or its affiliates has agreed, subject to the terms and conditions therein, to acquire an additional 8,966,715 Company common shares from the Stockholders. The closing of this purchase is subject to various conditions, including the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Act of 1976, as amended. The purchase price payable for these shares is based upon an earn-out formula which, in general, is a multiple of 10 or 12 times the Company's average annual profit after tax (as defined in the Share Purchase Agreement) for the three years ending December 31, 2006. Certain advance payments are required to be made under the earn-out formula, including $0.94 per share at the closing and $0.47 per share if Seneca acquires 100% of the Company common shares. The earn-out formula is set forth in the Share Purchase Agreement, which will be attached as
Exhibit 1 hereto as promptly as practicable after the date hereof and incorporated by this reference. The foregoing description is qualified in its entirety by reference to the full text of the Share Purchase Agreement.

MERGER PROPOSAL

         See Item 4 for a description of a proposal made by Seneca to the Company on May 14, 2001.

OTHER INFORMATION

         Set forth in Schedule 1 attached hereto and incorporated herein by reference, are the names, principal occupation and citizenship of each executive officer and director of the filing parties. The business addresses of each of these individuals is the same as the filing party for which they are listed. During the last five years, none of the filing parties, Pegasus Partners or Holdings, or, to the best of their respective knowledge, any executive officer or director of such entities, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The filing of this Schedule 13D is not an admission that any filing party is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, or for any other purpose, the beneficial owner of any Company shares other than those Company common shares over which the filing party has voting and dispositive power as reported herein. The filing of this Schedule 13D is not an admission or indication that any filing party has any interest in any securities held by any other person or persons other than securities held for their own account. Furthermore, each of the filing parties disclaims beneficial ownership of any of the Company common shares beneficially owned by the Stockholders, except to the extent that the filing parties are deemed to have beneficial ownership pursuant to the Share Purchase Agreement. The filing of this Schedule 13D is not an admission or indication of the


                              (Page 7 of 16 Pages)
existence of a "group" among any or all of the filing parties or among any or all of the filing parties and any or all of the other persons named as an officer, director, partner or other affiliate of any filing party, in each case within the meaning of Section 13(d)(3) of the Act. Finally, each filing party expressly disclaims responsibility to update this Schedule 13D on behalf of any other filing party. Each filing party makes the statements contained herein only as to itself and has no responsibility for the accuracy or completeness of any statement made by any other filing party.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Seneca acquired the shares to which this statement relates as a result of the transactions described in Item 2. Accordingly, no purchase price was specifically assigned to the Company common shares or any other securities contributed to Seneca in connection with its formation. If the transactions contemplated by the Share Purchase Agreement are consummated, the purchase price payable will be paid in accordance with the Share Purchase Agreement described in Item 2 and filed as Exhibit 1 and the source of funds to purchase such Company common shares will be internal working capital.

         Seneca beneficially owns 19,928,278 Company common shares, or 45.3% of the total number of outstanding Company common shares, assuming the exercise of outstanding warrants to purchase common shares (but not options). Pursuant to the Share Purchase Agreement, Seneca has agreed to acquire an additional 8,966,715 Company common shares, or 20.4% of the total outstanding Company common shares, assuming the exercise of outstanding warrants to purchase common shares (but not options). However, Seneca disclaims beneficial ownership of those shares until the closing of the transactions contemplated by the Share Purchase Agreement.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Seneca acquired the Company common shares to which this Statement relates in connection with its formation and may acquire the additional Company common shares pursuant to the Share Purchase Agreement. Given that the Share Purchase Agreement is subject to the conditions set forth in Item 2, there can be no assurance that the transactions contemplated thereby will be completed.

         Simultaneously with the execution of the Share Purchase Agreement, Seneca made a proposal to the Company's Board of Directors to acquire all of the remaining outstanding Company common shares at $3.00 per share in cash. A copy of the proposal will be filed as Exhibit 2 hereto as promptly as practicable after the date hereof. There can be no assurance that Seneca will reach a definitive agreement with the Company regarding such an acquisition or, if such an agreement is reached, as to the timing or terms thereof.

         Except as described above, as of the date of this Statement, Seneca has no present plans or proposals of a type requiring disclosure under Item 4(b) of
Schedule 13D, including effecting changes to the Company's Board of Directors as presently constituted. Seneca reserves the right, however, to take such actions as it may determine to be appropriate in the future, including seeking to effect such changes.


                              (Page 8 of 16 Pages)

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)    Aggregate number of Company common shares outstanding:                  38,832,317*
                Aggregate number of Company common shares outstanding,
                  assuming the exercise of outstanding warrants to purchase
                  common shares (but not options):                                      44,000,317*
                Number of Company common shares owned by Seneca:                        14,760,278
                Number of Company common shares owned by Seneca through
                  warrants:                                                              5,168,000
                Percent beneficially owned by Seneca, assuming the exercise of outstanding warrants to purchase common shares (but not
                  options):                                                                   45.3%

                -------------------
                * Based on the most recent information furnished to Seneca.

         If the Company common shares subject to the Share Purchase Agreement are so acquired, Seneca will own more than a majority of the outstanding Company common shares, assuming the exercise of outstanding warrants to purchase common shares (but not options).

         (b) Seneca has sole power to vote and dispose of the 19,928,278 Company common shares to which this statement relates.

         (c)    Not applicable.

         (d) Not applicable. Pursuant to the preference provisions of the Seneca preferred stock, upon Seneca's sales of assets, including the shares to which this Statement relates, depending on the circumstances, Seneca may be required to redeem a portion of its preferred stock, all of which is currently held by Omnicom.

         (e)    Not applicable.

         By the terms of the Share Purchase Agreement, Seneca agreed to acquire 8,966,715 Company common shares. Seneca believes that these shares represent 20.4% of the outstanding Company common shares, assuming the exercise of outstanding warrants to purchase Company common shares (but not options). Each of the filing parties disclaims beneficial ownership of these shares. Furthermore, Pegasus Investors, Pegasus and Omnicom disclaim beneficial ownership of all other Company common shares to which this Statement relates. See Item 2.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 2 is hereby incorporated into this Item 6

         Seneca, as the sole holder of Communicade's equity, has the right to up to three demand registrations and the right, subject to certain restrictions, to join in other registrations. A copy of the


                              (Page 9 of 16 Pages)
registration rights agreement providing these rights is filed as Exhibit 1 hereto and is incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Share Purchase Agreement dated as of May 14, 2001 by and among Seneca Investments LLC, E-Services Investments Agency Sub LLC and the stockholders party thereto (to be filed by amendment).

2. Letter dated May 14, 2001 from Seneca to Agency.com Ltd. (to be filed by amendment).

3. Registration rights agreement (incorporated by reference to Exhibit 10.18 of Agency.com Ltd.'s Registration Statement on Form S-1, Amendment No. 4, filed on November 24, 2000).

4.     Joint Filing Agreement dated as of May 14, 2001.



                             (Page 10 of 16 Pages)

                                    SIGNATURE

       After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this Statement may be filed on behalf of the undersigned by Seneca Investments LLC.


May 14, 2001

                                   SENECA INVESTMENTS LLC


                                   By:      /s/ GERARD A. NEUMANN
                                       ----------------------------------------
                                            Chief Financial Officer


                                   PEGASUS INVESTORS II, LP

                                   By: Pegasus Investors II GP, LLC, its
                                            General Partner


                                   By:      /s/ ANDREW BURSKY
                                       ----------------------------------------
                                            Vice President

                                   PEGASUS INVESTORS II GP, LLC


                                   By:      /s/ ANDREW BURSKY
                                       ----------------------------------------
                                            Vice President

                                   OMNICOM GROUP INC.


                                   By:      /s/ RANDALL J. WEISENBURGER
                                       ----------------------------------------
                                            Executive Vice President


                             (Page 11 of 16 Pages)

                                                                      SCHEDULE 1

ITEM 2:  IDENTITY AND BACKGROUND

         The following table sets forth the name, present principal occupation or employment of each director and executive officer of Seneca, Pegasus and Pegasus Investors. Unless otherwise indicated below, each individual is a citizen of the United States of America.

SENECA INVESTMENTS LLC
----------------------

Name                                Present Principal Occupation or Employment
----                                ------------------------------------------

Michael P. Tierney                  Chief Executive Officer and Director of
                                    Seneca Investments LLC; prior thereto, Chief
                                    Executive Officer of Communicade Inc.

Gerard A. Neumann                   Vice President, Chief Financial Officer,
                                    Treasurer and Secretary of Seneca
                                    Investments LLC; prior thereto, Vice
                                    President and Treasurer of Communicade Inc.

PEGASUS INVESTORS II, LP
------------------------

General Partner: Pegasus Investors II GP, LLC

PEGASUS INVESTORS II GP, LLC
----------------------------

Name                                Present Principal Occupation or Employment
----                                ------------------------------------------

Craig Cogut                         President

Andrew Bursky                       Vice President

David Uri                           Vice President

Rodney Cohen                        Vice President

Jonathan Berger                     Vice President

Eileen Ambach                       Chief Financial Officer

OMNICOM GROUP INC.
------------------

Name                                Present Principal Occupation or Employment
----                                ------------------------------------------

Philip J. Angelastro                Controller of Omnicom Group Inc.

Richard I. Beattie                  Director of Omnicom Group Inc.; Partner,
                                    Simpson, Thacher & Bartlett


                             (Page 12 of 16 Pages)

Bernard Brochand                    Director of Omnicom Group Inc.; Vice Chairman DDB Worldwide Communications Group
                                    Inc., a subsidiary of Omnicom Group Inc. (Citizen of France)

Robert J. Callander                 Director of Omnicom Group Inc.; Retired Chairman of Chemical Banking Corporation;
                                    Retired Executive-in-Residence, Columbia School of Business

James A. Cannon                     Director of Omnicom Group Inc.; Vice Chairman and Chief Financial Officer of BBDO
                                    Worldwide Inc., a subsidiary of Omnicom Group Inc.

Leonard S. Coleman, Jr.             Director of Omnicom Group Inc.; Senior Advisor, Major League Baseball

Bruce Crawford                      Director of Omnicom Group Inc.; Chairman of Omnicom Group Inc.

Susan S. Denison                    Director of Omnicom Group Inc.; Partner, The Cheyenne Group

Peter Foy                           Director of Omnicom Group Inc.; Chairman, Whitehead Mann Group plc (Citizen of the
                                    United Kingdom)

Michael Greenlees                   Director of Omnicom Group Inc.; Executive Vice President, Omnicom Group Inc. (Citizen
                                    of the United Kingdom)

Thomas L. Harrison                  Director of Omnicom Group Inc.; Chairman and Chief Executive Officer, Diversified
                                    Agency Services division of Omnicom Group Inc.

Dennis E. Hewitt                    Treasurer of Omnicom Group Inc.

Peter Mead                          Vice Chairman of Omnicom Group Inc.

John R. Murphy                      Director of Omnicom Group Inc.; Vice Chairman, National Geographic Society

Robert A. Profusek                  Executive Vice President of Omnicom Group Inc.

John R. Purcell                     Director of Omnicom Group Inc.; Chairman and Chief Executive Officer, Grenadier
                                    Associates Ltd.

Keith L. Reinhard                   Director of Omnicom Group Inc.; Chairman and Chief Executive Officer of DDB Worldwide

Linda Johnson Rice                  Director of Omnicom Group Inc.; President and Chief Operating Officer of Johnson
                                    Publishing Company, Inc.


                             (Page 13 of 16 Pages)

Allen Rosenshine                    Director of Omnicom Group Inc.; Chairman and Chief Executive Officer of BBDO Worldwide

Gary L. Roubos                      Director of Omnicom Group Inc.; Retired Chairman, Dover Corporation

Barry J. Wagner                     General Counsel and Secretary of Omnicom Group Inc.

Randall J. Weisenburger             Executive Vice President and Chief Financial Officer of Omnicom Group Inc.

John D. Wren                        Director of Omnicom Group Inc.; Chief Executive Officer and President of Omnicom
                                    Group Inc.






                             (Page 14 of 16 Pages)

                                  EXHIBIT INDEX

No.      Description
---      -----------

1. Share Purchase Agreement dated as of May 14, 2001 by and among Seneca Investments LLC, E-Services Investments Agency Sub LLC and the stockholders party thereto (to be filed by amendment).

2. Letter dated May 14, 2001 from Seneca to Agency.com Ltd. (to be filed by amendment).

3.        Registration rights agreement (incorporated by reference to Exhibit
          10.18 of Agency.com Ltd.'s Registration Statement on Form S-1, Amendment No. 4, filed on November 24, 2000).

4.        Joint Filing Agreement dated as of May 14, 2001.




                             (Page 15 of 16 Pages)